Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, New York 10003

June 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Benjamin Holt and David Link

Re:	Perceptive Capital Solutions Corp (the “Company”)
Registration Statement on Form S-1, as amended
Initially Filed May 21, 2024
File No. 333-279598

Ladies and Gentlemen:

The Company hereby withdraws its prior acceleration request, dated June 7, 2024, with respect to its Registration Statement on Form S-1 (File No. 333-279598), as amended.

Please contact Mathieu Kohmann, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 390-4510 should you require further information.

[Signature Page Follows]

Very truly yours, Perceptive Capital Solutions Corp

By:	/s/ Sam Cohn
Name:	Sam Cohn
Title:	Chief Financial Officer

cc:
Christian O. Nagler, Kirkland & Ellis LLP
Peter Seligson, Kirkland & Ellis LLP
Mathieu Kohmann, Kirkland & Ellis LLP